Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONTINUING CONNECTED TRANSACTIONS

On 1 November 2016, the Company and the CRC entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CRC Group. The principal terms of the Comprehensive Services Framework Agreement are set out in the section headed “Comprehensive Services Framework Agreement”.

The Company estimates that, pursuant to the Comprehensive Services Framework Agreement:

•	the Proposed Annual Caps for the railway transportation services provided to the Group by the CRC Group for the three financial years ending 31 December 2019 will be RMB4,974.63 million, RMB5,476.78 million and RMB6,050.97 million, respectively;

•	the Proposed Annual Caps for the railway related and miscellaneous services provided to the Group by the CRC Group for the three financial years ending 31 December 2019 will be RMB2,450.10 million, RMB2,946.43 million and RMB3,576.22 million, respectively;

•	the Proposed Annual Caps for the railway transportation services provided to the CRC Group by the Group for the three financial years ending 31 December 2019 will be RMB5,713.13 million, RMB6,570.09 million and RMB7,555.61 million, respectively;

•	the Proposed Annual Caps for the railway related and miscellaneous services provided to the CRC Group by the Group for the three financial years ending 31 December 2019 will be RMB743.67 million, RMB790.84 million and RMB843.37 million, respectively; and

•	the Proposed Annual Caps for the special entrusted railway transportation services provided to the CRC Group by the Group for the three financial years ending 31 December 2019 will be RMB3,012.00 million, RMB3,193.68 million and RMB4,314.00 million, respectively.

The Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps will be subject to approval by the Independent Shareholders in the EGM by way of poll where GRGC and its associates will abstain from voting.

An Independent Board Committee has been established to advise the Independent Shareholders in relation to the Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps. An IFA has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

A circular containing (a) further details of the Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps; (b) a letter from the IFA containing its advice to the Independent Board Committee and the Independent Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (d) the notice of the EGM is expected to be despatched to the Shareholders on or before 14 November 2016.

A.	BACKGROUND

Reference is made to the announcement of the Company dated 18 October 2013 and the circular of the Company dated 1 November 2013 in respect of the Existing Comprehensive Services Framework Agreement.

At the extraordinary general meeting of the Company held on 19 December 2013, the then independent shareholders approved the Existing Comprehensive Services Framework Agreement, the Existing Continuing Connected Transactions and the annual caps for the Existing Continuing Connected Transactions for the three financial years ending 31 December 2016 and such approval will expire on 31 December 2016.

In accordance with the proposal in relation to the institutional reform and functional transformation of the State Council (the “Proposal”) and the Reply of the State Council to Issues concerning the Establishment of the CRC ( ) (the “Reply”), as part of the reform of the Former MOR (the “Reform”), the administrative function of the Former MOR is transferred to the Ministry of Transport and its subordinate body, the State Railway Administration, and its corporate function, together with the underlying assets, liabilities and personnel of the Former MOR, is transferred to the CRC. Upon completion of the Reform, the CRC will be regarded as a connected person of the Company under the Listing Rules and the transactions between the CRC Group Companies and the Group Companies under the Comprehensive Services Framework Agreement will constitute continuing connected transactions under the Listing Rules.

Subject to the fulfilment of conditions under the Comprehensive Services Framework Agreement, the continuing connected transactions between the GRGC Group and the Group will be governed by the Comprehensive Services Framework Agreement.

B.	COMPREHENSIVE SERVICES FRAMEWORK AGREEMENT

On 1 November 2016, the Company and the CRC entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CRC Group. The principal terms of the Comprehensive Services Framework Agreement are set out below:

Date	:	1 November 2016

Parties	:	(a) the CRC; and

(b) the Company.

Term	:	3 years starting from 1 January 2017, subject to the Independent Shareholders’ approval.

Scope of services	:	(a) Mutual provision of railway transportation services between the Group and the CRC Group, which comprise:

(i) production co-ordination, safety management and dispatching services;

(ii) application and rental services of railway infrastructures and transportation equipment;

(iii) railway communications services;

(iv) railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v) crew services; and

(vi) cleaning services of locomotives, trains and railway stations.

(b) Mutual provision of railway related services between the Group and the CRC Group, which comprise:

(i) repair services of railway infrastructures and equipment;

(ii) repair services of locomotives and trains;

(iii) procurement and sales services of railway related materials;

(iv) security services;

(v) hygiene and epidemic prevention services;

(vi) property management and building maintenance services; and

(vii) project construction, management and supervision services.

(c) The Group will provide special entrusted railway transportation services to the CRC Group, which include but not limited to:

(i) operation and management of passengers and freight transportation and related services; and

(ii) repair services of transportation facilities and equipment.

(d) Mutual provision of miscellaneous services between the Group and the CRC Group that are necessary for the proper functioning of railway transportation and operation.

Pricing policies	:	The pricing standards for the mutual provision of services between the Group and the CRC Group shall be determined in the following priority:

(a) the prices as determined by the government;

(b)    if the prices are not specified by the government, the prices will be determined in accordance with the pricing standards and rules of national railways within the guidance prices set by the government;

(c)    if the prices are not specified by the government and the government has not set applicable guidance prices, the prices shall be determined in accordance with the applicable industry price settlement rules;

(d)    except for applying the prices specified by the government, the guidance prices set by the government and the industry settlement rules, if there are comparable market prices or pricing standards, priority shall be given to such market prices or pricing standards as reference to determine the prices upon negotiation;

(e)    if none of the above-mentioned pricing standards is available, the prices shall be determined with reference to the prices of non-connected transactions between the connected parties and independent third parties; and

(f)     if neither comparable market prices nor prices of non-connected transactions are available for reference, the prices shall be determined upon negotiation according to the aggregate of the total actual costs for providing the relevant services, reasonable profits and taxes and additional charges paid.

C.	HISTORICAL FIGURES AND THE PROPOSED ANNUAL CAPS

The table below sets out the historical figures in respect of the mutual provision of services for the two years ended 31 December 2015 and the 6 months ended 30 June 2016 between the Group and the Former MOR Entities:

	Historical Figures
	(RMB million)
	For the year	For the year	For the 6 months
	ended	ended	ended
	31 December 2014	31 December 2015	30 June 2016
Expenditure
Amount paid to the Former MOR Entities by the Group for railway transportation services	3,682.79	3,993.44	1,972.74
Amount paid to the Former MOR Entities by the Group for railway related and miscellaneous services	1,195.31	1,165.42	372.19
Total:	4,878.10	5,158.86	2,344.93

Revenue
Amount paid to the Group by the Former MOR Entities for railway transportation services	3,290.16	3,721.99	1,981.22
Amount paid to the Group by the Former MOR Entities for railway related and miscellaneous services	326.02	349.44	150.05
Amount paid to the Group by the Former MOR Entities for special entrusted railway transportation services	1,310.71	1,972.16	1,062.74
Total:	4,926.89	6,043.59	3,194.01

The Proposed Annual Caps for the three years ending 31 December 2019 between the Group and the CRC Group shall be as follows:

	Proposed Annual Caps
	(RMB million)
	For the year	For the year	For the year
	ending	ending	ending
	31 December 2017	31 December 2018	31 December 2019
Expenditure
Amount to be paid to the CRC Group by the Group for railway transportation services	4,974.63	5,476.78	6,050.97
Amount to be paid to the CRC Group by the Group for railway related and miscellaneous services	2,450.10	2,946.43	3,576.22
Total	7,424.73	8,423.21	9,627.19

Revenue
Amount to be paid to the Group by the CRC Group for railway transportation services	5,713.13	6,570.09	7,555.61
Amount to be paid to the Group by the CRC Group for railway related and miscellaneous services	743.67	790.84	843.37
Amount to be paid to the Group by the CRC Group for special entrusted railway transportation services	3,012.00	3,193.68	4,314.00
Total	9,468.80	10,554.61	12,712.98

The Proposed Annual Caps for the Continuing Connected Transactions have been determined with reference to the following factors:

(a)	the historical transaction amounts in respect of the Former MOR-GSRC Transactions and the historical transaction amounts between CRC and the peer companies in the railway transportation industry in respect of certain miscellaneous services necessary for the proper functioning of railway transportation and operation, including but not limited to provision of insurance and finance related services;

(b)	the estimated future demand for train services to be provided by the Group after taking into consideration of the future business growth and development of the Group;

(c)	considering the extension of services as a result of possible acquisitions by the CRC Group or the Group that will lead to an increase in the volume and amount of continuing connected transactions of the Group; and

(d)	expected expansion in the railway network of the PRC.

In calculating the above Proposed Annual Caps, a buffer of approximately 12% to 20% has been added to the estimated transaction amounts to allow room for any further unexpected increase in transaction volume. Such buffer for the Proposed Annual Caps has been determined with reference to the following factors:

(a)	the railway industry is expected to continue its expansion in the coming years as China’s economy is expected to be constantly driven by stable investment scale on the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC ( );

(b)	along with the continuous and steady growth in the economy of the PRC and the 10% increase in passenger volume of the railway industry in each of the past three years, our revenue, passenger volume and railway network usage clearing service have been increasing. The Company expects that the mutual provision of services between the Group and CRC Group Companies will increase accordingly;

(c)	it is expected that more newly constructed railway lines will commence operations in China in the future as shown in the new Medium to Long Term Plan for Railway Network Development ( ), which was jointly issued by the National Development and Reform Commission, Ministry of Transport and the CRC in July 2016. Therefore, the volume of the existing special entrusted railway transportation services will increase accordingly. In addition, the Group is likely to be entrusted to operate certain newly constructed railway lines and therefore the Group expects that the volume of special entrusted railway transportation services will also increase accordingly; and

(d)	along with the increase in costs, including wages, repair and maintenance expenses and procurement of supplies in relation to the railway transportation services, railway related services and special entrusted railway transportation services, the transaction value for the Group is expected to be increased.

D.	INFORMATION ON THE CRC AND THE COMPANY

(a)	the CRC

The CRC is a wholly state-owned company with registered capital of RMB1.036 trillion, which mainly carries out the railway transportation corporate function of the Former MOR, and is responsible for centralised dispatch and coordination of railway transportation, railway construction, railway production safety and related matters.

In accordance with the Proposal and the Reply, the administrative function of the Former MOR is transferred to the Ministry of Transport and its subordinate body, the State Railway Administration, and its corporate function, together with the underlying assets, liabilities and personnel of the Former MOR, is transferred to the CRC.

(b)	the Company

The Company is principally engaged in railway passenger and freight transportation business on the Shenzhen-Guangzhou-Pingshi railway, the Hong Kong Through Trains business and certain long-distance passenger transportation services.

E.	REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

It is not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operation of the Company for the following reasons:

(a)	The CRC is the only available provider in the PRC market for certain services that the Company requires in its operations. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CRC Group and the Group at applicable prices specified by the government, guidance prices set by the government, prices specified under the applicable industry settlement rules, or comparable market prices, determined on a cost basis (plus reasonable profits, where applicable) or on arm’s length negotiation and, if applicable, will be on terms no less favorable than those available from independent third parties;

(b)	certain support or cooperation service arrangements are also required from the CRC and other CRC Group Companies, which administer and control the operation of the relevant railway lines in the PRC; and

(c)	the Existing Continuing Connected Transactions and the Former MOR-GSRC Transactions in respect of mutual provision of services between the CRC Group Companies (including the GRGC Group Companies) and the Group Companies were entered into in the ordinary and usual course of businesses of the Company and have been conducted by the CRC Group Companies and the Group Companies for many years.

F.	LISTING RULES IMPLICATION

The GRGC is the largest Shareholder of the Company and owns an aggregate of 37.12% of the issued share capital of the Company. The CRC is the de facto controller of the GRGC. Pursuant to the Proposal and the Reply, the corporate function together with the underlying assets, liabilities and personnel of the Former MOR are transferred to the CRC. Upon the completion of all the necessary formalities and procedures in connection with the Reform, the CRC will be regarded as a connected person of the Company under the Listing Rules from 1 January 2017, and the transactions between the CRC Group Companies and the Group Companies under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirement pursuant to Chapter 14A of the Listing Rules.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the IFA) consider that the Comprehensive Services Framework Agreement is entered into in the usual and ordinary course of business of the Group, is negotiated on an arm’s length basis and on normal commercial terms or on terms no less favorable than those available to or from independent third parties under prevailing local market conditions. The Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the aggregate service fees under the Comprehensive Services Framework Agreement shall exceed the Proposed Annual Caps or that there is any material amendment to the terms of the Comprehensive Services Framework Agreement.

Mr. Wu Yong, Mr. Sun Jing, Mr. Yu Zhiming and Mr. Chen Jianping were considered to have material interests in the transactions contemplated under the Comprehensive Services Framework Agreement by virtue of being employed by GRGC and had thus abstained from voting on the Board resolutions in respect of the foregoing transaction. Save as disclosed above, none of the Directors has material interest in the Continuing Connected Transactions.

G.	EGM AND CIRCULAR

The Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps will be subject to approval by the Independent Shareholders at the EGM by way of poll where GRGC and its associates will abstain from voting.

A circular containing (a) further details of the Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps; (b) a letter from the IFA containing its advice to the Independent Board Committee and the Independent Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (d) the notice of the EGM is expected to be despatched to the Shareholders on or before 14 November 2016.

An Independent Board Committee has been established to advise the Independent Shareholders in relation to the Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps.

Each of the members of the Independent Board Committee has confirmed that he has no material interest in the Continuing Connected Transactions.

The Company has appointed an IFA to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	Guangshen Railway Company Limited ( ), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Comprehensive Services Framework Agreement”	the conditional comprehensive services framework agreement entered into the Company and the CRC dated 1 November 2016 in relation to the mutual provision of services between the CRC Group Companies and the Group Companies

“Continuing Connected Transactions”	the transactions contemplated under the Comprehensive Services Framework Agreement

“CRC”	China Railway Corporation* ( ), a wholly state- owned enterprise incorporated under the PRC laws, which assumes the corporate function of the Former MOR

“CRC Group”	the CRC and all the companies, entities or departments owned or controlled by it (excluding the Group) upon completion of all necessary procedures to facilitate the transfer from the Former MOR to the CRC of its corporate functions and the underlying assets, liabilities and personnel of the Former MOR, as required under the applicable PRC laws; and “CRC Group Company” means any of them

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened to approve, among other things, the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between GRGC and the Company dated 18 October 2013 in relation to the mutual provision of services between the GRGC Group Companies and the Group Companies

“Existing Continuing Connected Transactions”	the continuing connected transactions contemplated under the Existing Comprehensive Services Framework Agreement

“Former MOR”	Ministry of Railways ( ) of the PRC, which was dissolved in 2013

“Former MOR Entities”	all companies, entities or departments owned or controlled by the Former MOR (excluding the Group)

“Former MOR-GSRC Transactions”	the existing transactions entered into between the Former MOR (and all the companies, entities or departments owned or controlled by it, excluding the Group) and the Group Companies

“GRGC”	Guangzhou Railway (Group) Company* ( ), a company incorporated under the PRC laws and the largest shareholder of the Company

“GRGC Group”	the GRGC and all the companies, entities or departments owned or controlled by it (excluding the Group); and “GRGC Group Company” means any of them

“Group”	the Company and its subsidiaries, and “Group Company” means any of them

“H Share(s)”	overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the HKSE, denominated in Hong Kong dollar

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“IFA”	independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Independent Board Committee”	an independent committee of the Board established by the Board comprising all the independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China and for the purpose of this announcement excluding Hong Kong, The Macau Special Administrative Region of PRC and Taiwan

“Proposed Annual Caps”	the proposed annual caps for the three financial years ending 31 December 2019 in respect of the Continuing Connected Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

“Share(s)”	shares of nominal value of RMB1.00 each in the share capital of the Company

“%”	per cent

By Order of the Board
Guangshen Railway Company Limited Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 2 November 2016

As at the date of this announcement, the executive directors of the Company are Mr. Wu Yong, Mr. Hu Lingling and Mr. Luo Qing; the non-executive directors of the Company are Mr. Sun Jing, Mr. Yu Zhiming and Mr. Chen Jiaping; and the independent non-executive directors of the Company are Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.

*	For identification purpose only